Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

Covis Group S.à r.l. Announces Commencement of Tender Offer for

All Outstanding Shares of AMAG Pharmaceuticals, Inc.

Luxembourg and Zug, Switzerland—October 15, 2020— Covis Group S.à r.l. (“Covis”) announced the commencement of a cash tender offer to purchase all of the outstanding shares of common stock of AMAG Pharmaceuticals, Inc. (NASDAQ: AMAG) (“AMAG”). The tender offer is being made pursuant to the merger agreement (the “Merger Agreement”) announced by Covis and AMAG on October 1, 2020 under which Covis has agreed to acquire AMAG for $13.75 per share. The transaction has a total enterprise value of approximately $647 million, including net debt.

The $13.75 per share all-cash tender offer represents a premium of approximately 46% over AMAG’s closing stock price on September 30, 2020, the last full trading day prior to the announcement.

A tender offer statement on Schedule TO that includes the Offer to Purchase and related Letter of Transmittal that set forth the terms and conditions of the tender offer will be filed today by Covis and its subsidiary that will be making the offer. Additionally, AMAG will file with the U.S. Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of AMAG’s board of directors that AMAG stockholders tender their shares in the tender offer.

The tender offer will expire at 12:00 midnight (New York City time) on November 12, 2020 (one minute after 11:59 P.M. New York City time on November 12, 2020), unless the offer period is extended in accordance with the Merger Agreement and the applicable rules and regulations of the SEC. The completion of the tender offer will be conditioned on AMAG’s stockholders tendering at least a majority of AMAG’s outstanding shares and other customary closing conditions.

If, as a result of the tender offer, the stockholders tender at least one share more than 50% of the then outstanding shares of AMAG’s common stock, the subsidiary of Covis will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, merge with and into AMAG, with AMAG surviving as an indirect wholly owned subsidiary of Covis, under Section 251(h) of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of AMAG, as soon as practicable following the consummation of the tender offer.

Okapi Partners LLC is acting as information agent for Covis in the tender offer. American Stock Tranfer & Trust Company LLC is acting as depositary and paying agent in the tender offer. Requests for documents and questions regarding the tender offer may be directed to Okapi Partners LLC by telephone at (844) 343-2621 or banks and brokers may call (212) 297-0720, or by email at info@okapipartners.com.

About Covis

Covis is headquartered in Luxembourg with operations in Zug, Switzerland and is a global specialty pharmaceutical company that markets therapeutic solutions for patients with life-threatening conditions and chronic illnesses. Additional information is available at www.covispharma.com.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Covis and its acquisition subsidiary is filing today with the SEC. Covis and its acquisition subsidiary will today cause to be filed a tender offer statement on Schedule TO with the SEC, and AMAG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE STOCKHOLDERS OF AMAG BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to AMAG’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of AMAG by accessing www.amagpharma.com or by contacting AMAG’s Investor Relations contact at contactus@amagpharma.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.